Vivendi: UMG to purchase BMG Music Publishing
Paris, September 6, 2006 — Vivendi and Universal Music Group (UMG), 100% owned by Vivendi, announced today that they have signed with Bertelsmann a definitive agreement for the purchase of BMG Music Publishing Group for a total consideration (in enterprise value) of EUR 1.63 billion.
The transaction has been approved by the Management Board and the Supervisory Board of Vivendi. It is subject to the regulatory approvals of the competition authorities in the relevant countries.
Subject to those approvals, BMG Music Publishing will be integrated within UMG. UMG will then become the world leader in music publishing.
BMG Music Publishing is among the world’s leading music publishers. Its catalog includes over one million copyrights and a roster of such chart-topping artists as Coldplay, Justin Timberlake, Maroon 5, Christina Aguilera, R Kelly and Juan Gabriel, among numerous others. Its extensive catalog runs the musical gamut from The Scorpions, Barry Manilow and Gilbert Becaud, to such seminal classical artists as Puccini and Ravel.
Jean-Bernard Lévy, CEO & Chairman of Vivendi Management Board, stated: “The acquisition of BMG Music Publishing is a unique opportunity to grow our music publishing business and enhance the value of Universal Music Group at a time when the music market is improving, supported by technological innovations and digital sales.
It is by developing and strengthening our businesses, in a rigorous and targeted manner, as we already did with our television, video games and telecommunications activities, that we create value for Vivendi’s shareholders.”
Doug Morris, Chairman & CEO of Universal Music Group and member of Vivendi Management Board, added: “This is an historic acquisition which will further diversify and expand our portfolio of music assets into such key areas production music library, classical and Christian music. As a result, UMG will not only be even better positioned to fully capitalize on the many new and exciting opportunities in the current marketplace, but able to better serve our artists, songwriters and business partners.”
Important disclaimer
Vivendi is quoted on Euronext Paris SA. This press release contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risk that Vivendi will not be abble to obtain the necessary regulatory approvals, as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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